Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)
of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

Additional Information

This communication is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Holdings”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Holdings may file with the SEC and send to CF Holdings or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF HOLDINGS AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Holdings with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Holdings and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Holdings stockholders in respect of the proposed transaction with Terra. Information regarding CF Holdings’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Holdings proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Holdings following completion of the proposed transaction; CF Holdings’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Holdings’ ability to promptly and effectively integrate the businesses of Terra and CF Holdings; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

* * * * *

On October 14, 2009, CF Holdings posted a letter to the agribusiness community concerning the proposed transaction on its website. A copy of the letter follows:

MESSAGE TO AGRIBUSINESS COMMUNITY

CF Industries remains committed to a business combination with Terra Industries, creating one of the leading producers and distributors of nitrogen and phosphate fertilizer products in the world.  We believe this combination will produce an improved and larger platform from which to pursue strategic growth opportunities and we are excited about the prospects of the combined company.  CF Industries has acquired a 7% ownership stake in Terra and will nominate three candidates to Terra’s board of directors at the upcoming Terra annual meeting on November 20, 2009.  We believe this is the best way to advance the transaction.

We believe combining CF Industries and Terra would expand the combined company’s coverage in the U.S. and worldwide, leading to lower costs.  The optimization of our supply and logistics functions would improve the efficiency of our distribution network and reduce transportation costs.  As a combined entity, we would also benefit from greater economies of scale in procurement and purchasing.  As you are aware, the global fertilizer market is highly competitive and, consequently, this transaction will not impact the pricing dynamics for fertilizers.

Production capacity should remain intact as we expect to maintain most or all of the North American production and distribution facilities.  Together, CF Industries and Terra would be able to compete more effectively in the global marketplace and strengthen manufacturing capabilities in North America.  We will continue to provide products to the agribusiness community in a cost efficient, convenient and safe manner.

We continue to move forward with our proposal.  We have delivered a draft merger agreement to Terra and have satisfied U.S. and Canadian antitrust regulatory conditions and are in a position to close a transaction promptly.  We look forward to Terra’s annual meeting on November 20th, where Terra stockholders will have the opportunity to show support for CF Industries’ proposal by voting for our three highly qualified, independent director nominees.

We understand that you may have questions regarding what a potential combination would mean for you.  With this in mind, we will keep you informed as the process unfolds.  In order to provide you with the latest information we will continue to post new developments as appropriate on our website, www.transactioninfo.com/cfindustries.  We look forward to continuing to be a reliable supplier and proud participant in the agribusiness community.

* * * * *

On October 14, 2009, CF Holdings posted a letter to Terra’s employees on its website concerning the proposed transaction. A copy of the letter follows:

MESSAGE FOR TERRA INDUSTRIES EMPLOYEES

CF Industries remains committed to a business combination with Terra Industries, creating one of the leading producers and distributors of nitrogen and phosphate fertilizer products in the world.  We believe this combination will produce an improved and larger platform from which to pursue strategic growth opportunities and we are excited about the prospects of the combined company.  CF Industries has acquired a 7% ownership stake in Terra and will nominate three candidates to Terra’s board of directors at the upcoming Terra annual meeting on November 20, 2009.  We believe this is the best way to advance the transaction.

The strategic rationale for combining the two companies remains as strong as ever.  The transaction would safeguard North American manufacturing jobs by creating a stronger company better able to compete in the global marketplace.  We would expect little impact to jobs in the field given the complementary footprints of our manufacturing and distribution facilities.

In addition to our facilities fitting well together geographically, we have complementary product strengths in nitrogen fertilizers.  As a result, we expect to be able to serve our customers better with greater breadth and flexibility in nitrogen product offerings as well as more efficient outreach through the optimization of the two companies’ logistics and distribution systems.  In terms of strategic initiatives, Terra’s efforts in this area would only be enhanced through a combination that would create a larger, more stable entity that will be able to pursue global expansion with less risk.

We are excited about the possibility of joining two talented and dedicated workforces to strengthen our business and share ideas.  In addition, as we have stated in our communications to Terra’s board of directors, we would welcome having a number of Terra’s directors on the board of the combined company.  We look forward to your CEO, Mike Bennett, being one of those directors and having him continue to serve in a senior executive capacity, working closely with our CEO, Steve Wilson, to manage the combined company.

We continue to move forward with our proposal.  We have delivered a draft merger agreement to Terra and have satisfied U.S. and Canadian antitrust regulatory conditions and are in a position to close a transaction promptly.  We look forward to Terra’s annual meeting on November 20th, where Terra stockholders will have the opportunity to show support for CF Industries’ proposal by voting for our three highly qualified, independent director nominees.

We invite you to visit our website, www.cfindustries.com, to learn more about our company if you haven’t done so already.  We will also continue to keep this website up-to-date as appropriate with all of our latest communications.

* * * * *

On October 14, 2009, CF Holdings posted a letter to its customers concerning the proposed transaction on its website. A copy of the letter follows:

MESSAGE TO CUSTOMERS

CF Industries remains committed to a business combination with Terra Industries, creating one of the leading producers and distributors of nitrogen and phosphate fertilizer products in the world.  We believe this combination will produce an improved and larger platform from which to pursue strategic growth opportunities and we are excited about the prospects of the combined company.  CF Industries has acquired a 7% ownership stake in Terra and will nominate three candidates to Terra’s board of directors at the upcoming Terra annual meeting on November 20, 2009.  We believe this is the best way to advance the transaction.

We have enjoyed great relationships with our customers over the years and appreciate your continued support.  Fulfilling our customers’ needs effectively continues to be CF Industries’ primary goal now and in the future.  We believe combining CF Industries and Terra would provide many benefits.  Given the two companies’ complementary strengths in nitrogen, we expect to be able to serve our customers better with greater breadth and flexibility in nitrogen product offerings.  As a combined company, we would expand our coverage in the U.S. and worldwide, leading to lower costs.  The optimization of our supply and logistics functions would improve the efficiency of our distribution network and reduce transportation costs.  In terms of pricing for our customers, as you are aware, the global fertilizer market is highly competitive and, consequently, this transaction will not impact the pricing dynamics for fertilizers.

We continue to move forward with our proposal.  We have delivered a draft merger agreement to Terra and have satisfied U.S. and Canadian antitrust regulatory conditions and are in a position to close a transaction promptly.  We look forward to Terra’s annual meeting on November 20th, where Terra stockholders will have the opportunity to show support for CF Industries’ proposal by voting for our three highly qualified, independent director nominees.

We understand that you may have questions regarding what a potential combination would mean for you.  We will keep you updated as decisions are made and the process unfolds.  In order to keep you as up-to-date as possible we will continue to post new developments as appropriate on our website, www.transactioninfo.com/cfindustries.

* * * * *

On October 14, 2009, CF Holdings posted a set of Q&A’s to Terra’s employees concerning the proposed transaction on its website. A copy of the Q&A’s follows:

EMPLOYEE FAQ

Q1.                Why has CF Industries made a proposal for a business combination with Terra Industries?

The combined company would become the #2 global producer of nitrogen fertilizers among publicly traded companies.  We believe that a combination of CF Industries and Terra would create a stronger company better able to compete in the global marketplace.  We would also be able to serve our customers better by expanding our domestic and international footprint and through the optimization of the two companies’ logistics and distribution systems.  Finally, the size of the combined company would provide us better access to capital markets to invest in the future growth of our business.

In summary, CF Industries believes this is a unique opportunity to create value for both companies’ employees, customers, shareholders and business partners.

Q2.                Why did CF Industries acquire a 7% stake in Terra Industries?

CF Industries remains committed to the proposed business combination with Terra and acquired its ownership stake in Terra to advance the transaction.  We are looking forward to Terra’s annual meeting on November 20, 2009, where Terra stockholders will have the opportunity to show support for CF Industries’ proposal by voting for our director nominees.

Q3.                Why is CF Industries nominating three candidates to Terra’s Board of Directors?

We nominated a slate of three highly qualified, independent nominees to provide an opportunity for Terra stockholders to show support for CF Industries’ proposal for a business combination with Terra by voting for our director nominees at Terra’s annual meeting.

Q4.                What would a combination of CF Industries and Terra mean for employees of Terra?

This would be an opportunity for employees of Terra to become part of a larger and stronger company better able to compete in the global fertilizer industry.  The combination would create a more diversified, balanced company with an improved ability to weather difficult market conditions.  The viability and the continuity of the North American nitrogen production industry would be enhanced, helping to keep manufacturing jobs in the region.  The combined company would have better access to capital markets to invest in the future growth of our business, leading to more career opportunities for employees long-term.

Q5.                Do you expect that there would be any layoffs of Terra employees?

We would expect little impact to operating jobs given the complementary footprints of our manufacturing and distribution facilities.  Ultimately, we believe this transaction will safeguard North American manufacturing jobs as a result of creating a stronger company with increased viability and sustainability.  While it would be premature to discuss details at this juncture, we foresee consolidating corporate functions at our own headquarters, with staffing decisions examined on a case-by-case basis.

Q6.                Would any of Terra’s production/distribution facilities be shut down?

The rationale for this transaction is not driven by synergies in our production and distribution facilities.  Given the complementary footprints of CF Industries’ and Terra’s businesses, we expect limited impact on production and distribution facilities as a result of this transaction.

The continued operation of facilities will depend on the economics of running the facilities which are irrespective of this transaction.

Q7.                Who would run the combined company? Would there be any management changes as a result of the transaction?

It is premature to discuss details at this stage, given that we have not reached a negotiated agreement.  We have great respect for Terra’s management team and what they have accomplished at Terra.  In our communications to Terra’s board of directors, we have stated that we would welcome having a number of Terra’s directors on the board of the combined company.  We look forward to Mike Bennett being one of those directors and having him continue to serve in a senior executive capacity, working closely with Steve Wilson to manage the combined company.

Q8.                Where would the corporate headquarters be located?

The corporate headquarters will remain in Deerfield, Illinois.

Q9.                What would happen to Terra’s corporate headquarters in Sioux City, Iowa?

It is premature to discuss at this stage but it is one of the areas that we will look at to drive cost synergies.  We foresee consolidating corporate functions at our own headquarters, with staffing decisions examined on a case-by-case basis.

Q10.         Is this transaction a certainty?

Given that we have not reached an agreement with Terra at this time, this transaction is not a certainty.  However, we believe that this combination is in the best interests of our companies and we continue to move forward with our proposal.  We have delivered a draft merger agreement to Terra and satisfied the U.S. and Canadian antitrust regulatory conditions and are in a position to close a transaction promptly.

Q11.         What are the next steps in this process?

Terra has scheduled its annual meeting for November 20, 2009.  At the annual meeting, Terra stockholders will have the opportunity to show support for our proposal for a business combination by voting for our three highly qualified, independent director nominees.

The transaction would be subject to approval by Terra’s board of directors, execution of a definitive merger agreement and the satisfaction of the closing conditions specified in the merger agreement, as well as confirmatory due diligence.  There are a number of steps ahead of us and we will share more information with you as appropriate on this transaction website.

* * * * *

On October 14, 2009, CF Holdings posted a set of Q&A’s to the agribusiness community concerning the proposed transaction on its website. A copy of the Q&A’s follows:

AGRIBUSINESS COMMUNITY FAQ

Q1.                Why has CF Industries made a proposal for a business combination with Terra Industries?

The combined company would become the #2 global producer of nitrogen fertilizers among publicly traded companies.  We believe that a combination of CF Industries and Terra would create a stronger company better able to compete in the global marketplace.  We would also be able to serve our customers better by expanding our domestic and international footprint and through the optimization of the two companies’ logistics and distribution systems.  Finally, the size of the combined company would provide us better access to capital markets to invest in the future growth of our business.

In summary, CF Industries believes this is a unique opportunity to create value for both companies’ employees, customers, shareholders and business partners.

Q2.                Why is CF Industries nominating three candidates to Terra’s Board of Directors?

We nominated a slate of three highly qualified, independent nominees to provide an opportunity for Terra stockholders to show support for CF Industries’ proposal for a business combination with Terra by voting for our director nominees at Terra’s annual meeting.

Q3.                How would this transaction benefit the agribusiness community?

The combination of CF Industries and Terra would create a stronger company better able to safeguard manufacturing jobs in the U.S. and increase its competitiveness in the global marketplace.  The combination would enhance the viability and continuity of the North American nitrogen production industry in a time of increasing imports, positively impacting the agribusiness community.  In addition, our customers will benefit from the combined company’s broader product offerings, enhanced services and integrated supply and distribution network.  Finally, we will continue to provide products to the agribusiness community in a cost efficient, convenient and safe manner.

Q4.                How would this transaction affect the prices of products?

As you are aware, the global fertilizer market is highly competitive and, consequently, this transaction will not impact the pricing dynamics for fertilizers.

Q5.                Is this transaction a certainty?

Given that we have not reached an agreement with Terra at this time, this transaction is not a certainty.  However, we believe that this combination is in the best interests of our companies and we continue to move forward with our proposal.  We have delivered a draft merger agreement to Terra and satisfied the U.S. and Canadian antitrust regulatory conditions and are in a position to close a transaction promptly.

Q6.                What are the next steps in this process?

Terra has scheduled its annual meeting for November 20, 2009.  At the annual meeting, Terra stockholders will have the opportunity to show support for our proposal for a business combination by voting for our three highly qualified, independent director nominees.

The transaction would be subject to approval by Terra’s board of directors, execution of a definitive merger agreement and the satisfaction of the closing conditions specified in the merger agreement, as well as confirmatory due diligence.  There are a number of steps ahead of us and we will share more information with you as appropriate on this transaction website.

* * * * *

On October 14, 2009, CF Holdings posted a set of Q&A’s to its customers concerning the proposed transaction on its website. A copy of the Q&A’s follows:

CUSTOMER FAQ

Q1.                Why has CF Industries made a proposal for a business combination with Terra Industries?

The combined company would become the #2 global producer of nitrogen fertilizers among publicly traded companies.  We believe that a combination of CF Industries and Terra would create a stronger company better able to compete in the global marketplace.  We would also be able to serve our customers better by expanding our domestic and international footprint and through the optimization of the two companies’ logistics and distribution systems.  Finally, the size of the combined company would provide us better access to capital markets to invest in the future growth of our business.

In summary, CF Industries believes this is a unique opportunity to create value for both companies’ employees, customers, shareholders and business partners.

Q2.                Why is CF Industries nominating three candidates to Terra’s Board of Directors?

We nominated a slate of three highly qualified, independent nominees to provide an opportunity for Terra stockholders to show support for CF Industries’ proposal for a business combination with Terra by voting for our director nominees at Terra’s annual meeting.

Q3.                Would this transaction result in any changes to CF Industries’ or Terra’s relationship with customers?

We have enjoyed great relationships with our customers over the years.  We will continue to strive to satisfy our customers through competitive pricing, convenient ordering and timely delivery.

Q4.                How would this transaction benefit customers?

We believe customers will benefit from the combined companies’ capabilities and enhanced services.  Combining CF Industries and Terra would expand our coverage in the U.S. and worldwide, leading to lower costs.  The optimization of our supply and logistics functions would improve the efficiency of our distribution network and reduce transportation costs.  As a combined entity, we would also benefit from greater economies of scale in procurement and purchasing.

As a combined company, we would also be able to compete more effectively in the global marketplace while strengthening manufacturing in North America.  We will continue to provide products to our customers in a cost efficient, convenient and safe manner.

In addition, all customers would have access to our best-in-class web-based, e-business solution PROMISE system, which will lead to quick access to information for more responsive and timely decision-making.  Our service also has a 24 hour-a-day, 7 days-a-week order entry and customer access to shipping, billing and contract status information.

Additionally, all customers would have access to our forward pricing program (FPP), which is designed to help our customers manage future price risk when buying fertilizer.

Q5.                How would this transaction affect the prices of products?

As you are aware, the global fertilizer market is highly competitive and, consequently, this transaction will not impact the pricing dynamics for fertilizers.

Q6.                Would my day-to-day contact person at CF Industries and Terra change?

It would be premature to discuss specific details, given that we are still early in the process of this proposed transaction.  However, we expect to continue to provide excellent service to our customers and maintain our valued relationships.

Q7.                Where would the corporate headquarters be located?

The corporate headquarters will remain in Deerfield, Illinois.

Q8.                Is this transaction a certainty?

Given that we have not reached an agreement with Terra at this time, this transaction is not a certainty.  However, we believe that this combination is in the best interests of our companies and we continue to move forward with our proposal.  We have delivered a draft merger agreement to Terra and satisfied the U.S. and Canadian antitrust regulatory conditions and are in a position to close a transaction promptly.

Q9.                What are the next steps in this process?

Terra has scheduled its annual meeting for November 20, 2009.  At the annual meeting, Terra stockholders will have the opportunity to show support for our proposal for a business combination by voting for our three highly qualified, independent director nominees.

The transaction would be subject to approval by Terra’s board of directors, execution of a definitive merger agreement and the satisfaction of the closing conditions specified in the merger agreement, as well as confirmatory due diligence.  There are a number of steps ahead of us and we will share more information with you as appropriate on this transaction website.